Mail Stop 6010
      September 2, 2005

George E, Mileusnic, Chief Financial Officer
Caribou Coffee Company
3900 Lakebreeze Avenue, North
 Brokklyn Center, Minnesota 55429

      Re:	Caribou Coffee Company
      Pre-effective Amendment No. 1 to
       Registration Statement on Form S-1
      Filed August 25, 2005
		File No. 333-126991

Dear Mr. Mileusnic:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. We note your responses to prior comments 1 and 2. Please note that we may have additional comments after you file the information.

Prospectus Summary, page 1

2. Please present the disclosure in a more balanced manner, such as disclose your net losses for the last two years and 2005 at the beginning of the summary. Also, revise the disclosure concerning the majority shareholder to briefly discuss the shareholder and compliance with Shari`ah principles.
3. Please expand page 3 or another appropriate section to clarify whether you have opened any coffehouses in the Middle East or at airports.

The Offering, page 4
Capitalization, page 22

4. We note that you have revised your disclosure to state that the shares of common stock issuable upon the exercise of stock options outstanding under the 1994 and 2001 plans have a weighted average exercise price of $7.09 per share. Please tell us why this amount has been reduced from the amount of $9.40 disclosed in the previous filing, considering that you have separately disclosed to us that the exercise price per share for options issued in June through August of
2005 was $9.87.

Summary Financial and Other Data, page 5
Selected Consolidated Financial and Other Information, page 24
MD&A, page 39

5. We note from your response to prior comment 5 that you continue to
believe it is appropriate to adjust EBITDA by non-cash closing costs
and asset disposals and have added additional disclosure regarding the usefulness to investors of the Adjusted EBITDA measure. However, we continue to believe that Item 10(e) of Regulation S-K does not permit the use of the non-GAAP financial measure in these circumstances. Both Questions 8 and 9 of Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures issued June 13,
2003
appear applicable to this situation. Your response appears to imply that because you consider these as "recurring" costs, they should be allowed to be presented in a non-GAAP financial measure as long as you include disclosure as to why they are useful to the investor. As presented in Question 8, the burden of showing how these measures are useful to investors is a significant one and the guidance states that items adjusting non-GAAP financial measures, "more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period." As indicated in your response, you expect these closing costs to continue in the future.
Question
9, which addresses similar, restructuring-type costs, also identifies the diminishment of these types of charges in the future as integral to the allowability in a non-GAAP financial measure. Question 9 indicates that if there is a past pattern of these types of charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the restructuring charges, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. Please revise your disclosures to remove the adjustment for non-cash closing costs and asset disposals.

Complaints or claims by current, former or prospective employees could adversely affect us, page 13

6. Please disclose, if true, that an adverse outcome from the pending litigation may have a material adverse effect on you.

Our compliance with Shari`ah principles may make it difficult for us to obtain financing and may limit the products we sell, page 17

7. Please discuss to the extent practical any other Shari`ah principles that may make it more difficult for you to obtain financing and may limit the products you sell. For example, discuss the impact of the principles related to the lease financing arrangement and the revolving credit facility. Also, clarify your relationship with Arabica Funding, Inc.

Growth Strategy, page 45

8. Please refer to prior comment 15. Please expand this section or page 54 to briefly describe the known competitive circumstances in the intended foreign license area.

Site Selection and Construction, page 49

9. Please discuss, if applicable, the material terms of your written agreement with the third party consultant.
10. Please clarify whether the factors you consider for site selection in the United States are similar to the factors you may consider for expansion in the Middle East. If not, then please discuss the factors in greater detail. Also, revise the sections on pages 49 and 50 to discuss any material differences between operations in the United States and the Middle East.



Report of Independent Registered Public Accounting Firm

11. Revise to remove the restrictive legend which follows the report on the independent registered public accounting firm prior to the planned effectiveness of the Company`s Form S-1 registration statement. The consent of the independent registered public accounting firm should be similarly revised.

Notes to the Financial Statements

Note 1.  Business and Summary of Significant Accounting Policies

12. We note from your response to prior comment 38 that you consolidate affiliates of which you own 50% or less because you exercise control, and you have revised your disclosure in Note 1 to state that you control the daily operations of the partnerships and accordingly consolidate their results of operations. However, we also note from your response to our comment that decisions pertaining to significant matters require the consent of the other partners which indicates the Company may not have control over the operations of these entities. Please tell us in further detail the nature of the rights held by the Company and the other partners under the terms of each partnership agreement. As part of your response, you should also explain how the rights provided under each partnership agreement provide you with control and tell us the relevant accounting literature that supports your conclusion. We may have further comment upon receipt of your response.

- Operating Leases and Rent Expense

13. We note from your response to prior comment 44 that you recognize expense related to contingent rentals in the period in which it is incurred. Please tell us if you evaluate whether or not achievement of the target is probable in determining when to recognize contingent rental expense, and in doing so follow the guidelines for accounting for contingent rentals outlined in EITF 98-9.

Note 2.  Store Closings and Asset Disposals

14. We note from your response to prior comment 39 that you believe the cash inflows and outflows of the closed locations have been or will be migrated to new stores or planned new stores in the same market within a reasonable time period. Please tell us the purpose or benefits of closing one store and reopening a new store within the same market. Additionally, tell us during the periods presented in your financial statements, the number of closed stores that have been replaced by new stores currently in operation within the same market.
We may have further comment upon receipt of your response.

15. We note from your response to prior comment 40 that you have added a disclosure to Note 2 that the accrual related to the consolidation of facilities is for the remaining lease rentals, reduced by estimated sublease rentals. As previously requested in our comment, please revise your disclosure to include the facts and circumstances leading to the consolidation and the expected (or actual) completion date. See paragraph 20 of SFAS No. 146.

Note 7.  Property and Equipment

16. We note from your response to prior comment 42 that you have revised Note 7 to include disclosure of depreciation and amortization expense. Please tell us why the amounts disclosed in Note 7 do not agree with the amounts presented on the face of the statements of operations.

Note 8.  Note Payable and Capital Lease Obligations

17. We note from your response to prior comment 34 that you capitalize costs related to the acquisition of your financing arrangement and amortize the costs on a straight line basis over the five year life of the arrangement. Please revise your filing to disclose in the notes to the financial statements, the capitalization of these costs, the method of amortization, the amortization period, amortization expense for each year in which an income statement is provided, and accumulated amortization at each year end for which a balance sheet is presented.

Note 9. Stock Options

18. We note from the disclosures provided in Note 9 that the Company utilized the "minimum value method", which excludes a volatility factor, for purposes of determining the fair value of its stock option grants for purposes of the pro forma disclosures provided pursuant to SFAS No.123. Note that the use of this method is appropriate only for periods prior to the filing of the Company`s Form S-1 registration statement (i.e., prior to July 19, 2005). Accordingly, please confirm that the Company will not use this method to determine the fair value of is stock option grants for periods subsequent to the filing of its Form S-1 registration statement. Refer to the guidance outlined in paragraphs 142 and 174 of SFAS No.123.

19. We note from the Company`s response to our prior comment number
49 that the Company has not recorded any expense in connection with its grants of stock options, and will not record expense in connection with planned grants discussed in its response, because it believes that the stock options were or will be granted with an exercise price equal to the fair market value of the stock. We also note from the Company`s response that because no expense was or will be recognized, the Company has not added any disclosure in MD&A addressing this matter.

Although expense recognition may not be required in connection with the Company`s stock option grants, we continue to believe that MD&A and the notes to the Company`s financial statements require revision to discuss the number and terms of the options granted during the twelve month period preceding the latest balance sheet date presented in the filing, as well as any option grants to be made in connection with the Company`s planned public offering. Accordingly, please provide the following disclosures:

* Revise the interim financial statements to disclose the number of options granted since the end of the prior fiscal year, the exercise price, the fair value of the Company`s common stock on the date of grant, and the intrinsic value, if any, per option. Also, please indicate whether the valuation used to determine the fair value of the options was contemporaneous or retrospective, and if the valuation was prepared by a related party, include a statement to this effect.

* Revise MD&A to include a discussion of the number of options outstanding as of the latest balance sheet date presented and the intrinsic value of those that are vested and unvested, based on the expected initial public offering price.

* Also, since it appears that all of your recent option grants were not valued on the basis of contemporaneous valuations, please revise
MD&A to include a discussion of the significant factors, assumptions and methodologies used in determining fair value. Also, include a discussion in MD&A regarding each significant factor that contributed to the difference between the fair value as of the date of each grant and the estimated expected public offering price.

The revised disclosures to be provided should be presented in a level
of detail consistent with that provided in your response to our prior
comment number 49. Refer to the guidance outlined in paragraphs
179
through 182 of the AICPA`s Audit and Accounting Practice Aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" and to the disclosure requirements outlined in paragraph 41 of SFAS No.128.

20. For the stock option grants made from September 2004 through August 2005, please confirm that none of the options were issued to non-employees. If so, please revise your financial statements to record an expense for the fair market value of any issuances made to those non-employees. Refer to the requirements of paragraph 8 of SFAS No 123 and EITF 96-18.

Unaudited Financial Statements for the Quarter Ended July 3, 2005

21. Revise to include a statement of changes in stockholders` equity for the latest interim period presented or disclose any changes in stockholders` equity since the end of your latest fiscal year in the notes to the interim financial statements.

Notes to the Financial Statements

Note 5.  Inventories

22. We note that inventories are net of related reserves totaling
$0
and $367,000 at January 2, 2005 and July 3, 2005, respectively. Please tell us the nature of the changes in your assumptions as to the realizability of the inventory balance between January 2, 2005 and July 3, 2005 that resulted in the establishment of an inventory reserve.

Other

23. In the event of a delay in the effectiveness of the Company`s
Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

24. Please include a currently dated consent of the Independent
Registered Public Accounting Firm in any future amendments to your Form S-1 registration statement.



Exhibits, page II-3

25. We note your response to prior comment 52. Please file complete agreements. For example, we note that you have not filed exhibits to the master license agreement. Also, comments, if any, concerning your confidential treatment application will be issued in a separate letter.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3602 with any other questions.

      					Sincerely,



      					Thomas Jones
      Senior Attorney

cc. John D. Wilson (King & Spalding, Atlanta GA) via Telefax 404-572-5100



George E, Mileusnic, Chief Financial Officer
Caribou Coffee Company
September 2, 2005
Page 8